新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

RECEIVED
2008 FEB 19 A 9:29

Your Ref: 82-1755
Our Ref.: CSD/EL/KW/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

11 February 2008

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

08000745

BY COURIER

Dear Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of our Company's announcement of today's date in respect of the date of Board Meeting on 6 March 2008. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Enc

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com 電子郵件：shkp@shkp.com
45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

Sun Hung Kai Properties Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 16)

DATE OF BOARD MEETING

The board of directors (the "Board") of Sun Hung Kai Properties Limited (the "Company") announces that a meeting of the Board will be held at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 6 March 2008 for the purpose of, among other matters, approving the interim results of the Company and its subsidiaries for the six months ended 31 December 2007 and considering the payment of an interim dividend.

By order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 11 February 2008

As at the date hereof, the Board of the Company comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END